Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 333-133513
The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the management of EPIX Pharmaceuticals, Inc. (“EPIX”). These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the expectation that Predix will use its model of the CFTR protein to identify sites for therapeutic intervention; the expectation that once potential drug sites are identified, Predix will use its computational drug discovery capabilities to discover drug candidates that can help restore proper functioning of the CFTR protein; the belief that P2Y(2) receptor agonists may help expel chloride from cells using an ion channel that bypasses the defect in CFTR and that successful release of chloride would help restore the proper salt and water balance in the cells of CF patients; the expectation that Predix will complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006; the expectation that PRX-03140 for the treatment of Alzheimer’s disease will enter Phase IIa later this year; the expectation that PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease will enter Phase IIa in mid-2006; and the expectation that PRX-07034 will be developed for the treatment of obesity and for cognitive impairment associated with Alzheimer’s disease or schizophrenia. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the Securities and Exchange Commission.
EPIX undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE PRESS RELEASE ISSUED BY PREDIX ON JULY 13, 2006
Predix Pharmaceuticals Announces Milestone Payment From Cystic Fibrosis Foundation Therapeutics
Milestone is Part of a Research, Development and Commercialization Agreement
LEXINGTON, Mass., July 13, 2006 – Predix Pharmaceuticals, which recently announced a definitive agreement to merge with EPIX Pharmaceuticals (Nasdaq: EPIX), announced today that it has received a milestone payment from Cystic Fibrosis Foundation Therapeutics, Inc. (CFFT), the nonprofit drug discovery and development affiliate of the Cystic Fibrosis Foundation. The milestone payment is part of a research, development and commercialization agreement signed in 2005 between Predix and CFFT that funds two research programs.
The first program, for which the milestone payment was received, is focused on the Cystic Fibrosis Transmembrane conductance Regulator (CFTR) ion channel protein. Various mutations in the CFTR gene can impair the transport of chloride in and out of cells. In the lungs and gastrointestinal tract, this dysfunction leads to the development of the abnormally thick, sticky mucous that causes chronic, life-threatening lung infections and impairs digestion in people with cystic fibrosis. Using its proprietary PREDICT™ technology, Predix has modeled several domains of the structure of this protein and expects to use the resulting model to identify sites for therapeutic intervention. Once potential drug target sites are identified, Predix expects to use its computational drug discovery capabilities to discover drug candidates that can help restore proper functioning of the CFTR protein.
“The Predix computational development team has done an excellent job modeling several domains of the structure of the CFTR pore and validating these results against a large body of experimental data. To date, we have used our proprietary computational drug discovery technology primarily for the modeling of GPCRs. This is the second time we have applied our computational technologies to ion channels, and both the CFFT and we are very pleased with the results on the putative CFTR structure,” stated Dr. Oren M. Becker, co-founder and chief scientific officer of Predix Pharmaceuticals.
The second program under the agreement with the CFFT uses Predix’s PREDICT™ technology to discover small-molecule agonists of the P2Y(2) protein to ameliorate symptoms of cystic fibrosis. P2Y(2) receptors are GPCRs that play a role in respiratory function. The stimulation of P2Y(2) can stimulate mucous production in the lungs and help clear bacteria from the lungs of CF patients, reducing the risk of lung infections and limiting chronic damage to the lungs. P2Y(2) receptor agonists may help expel chloride from cells using an ion channel that bypasses the defect in CFTR. Successful release of chloride would help restore the proper salt and water balance in the cells of CF patients. Predix will retain the right to develop and commercialize any drug candidates discovered through this second research program.
About Cystic Fibrosis and Cystic Fibrosis Foundation Therapeutics
Cystic fibrosis is a genetic disease affecting approximately 30,000 people in the United States. A defect in the CFTR gene causes the body to produce abnormally thick, sticky mucus that leads to chronic, life-threatening lung infections and impairs digestion. When the Cystic Fibrosis Foundation was established in 1955, few children lived to even attend elementary school. Today because of research and care supported by the CF Foundation – with money raised through donations from families, corporations and foundations – the median predicted age for people with CF is nearly 37 years. The Cystic Fibrosis Foundation, headquartered in Bethesda, MD, is a donor-sponsored, nonprofit organization committed to finding therapies and ultimately a cure for CF, and improving the lives of those with the disease. For more information on CF and the CF Foundation, call (800) FIGHT CF or visit www.cff.org.

About Predix Pharmaceuticals Holdings, Inc.
Predix, based in Lexington, MA, is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors (GPCRs) and ion channels. Using its proprietary drug discovery technology and approach, Predix has advanced four internally-discovered drug candidates into clinical trials and has five additional programs in preclinical development and discovery. Predix is expected to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006. In addition to PRX-00023, Predix has three other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease, which is expected to enter Phase IIa later this year; PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease, which recently completed a Phase Ib trial and is expected to enter Phase IIa in mid-2006; and, PRX-07034, which recently entered a Phase I trial and is expected to be developed for the treatment of obesity and for the cognitive impairment associated with Alzheimer’s disease or schizophrenia. Additional information about Predix can be found on the company’s website at www.predixpharm.com.
About EPIX Pharmaceuticals, Inc.
EPIX Pharmaceuticals, Inc., based in Cambridge, MA, discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. The Company uses its proprietary Target Visualization Technology™ to create imaging agents targeted at the molecular level, designed to enable physicians to use Magnetic Resonance Imaging (MRI) to obtain detailed information about specific disease processes. To receive the latest EPIX news and other corporate developments, please visit the EPIX website at www.epixpharma.com.
Additional Information About the Merger And Where To Find It
EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the proxy statement/prospectus that has been filed with the Securities and Exchange Commission and is available free of charge as indicated above.
Safe Harbor Statement

Certain statements in this news release concerning Predix’s business are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, those relating to the timing and results of future clinical development of PRX-00023, the potential efficacy of PRX-00023 and the expected safety and tolerability of PRX-00023 as compared to other drugs treating anxiety. Any or all of the forward-looking statements in this press release can be affected by inaccurate assumptions Predix might make or by known or unknown risks and uncertainties, including, but not limited to: the early stage of product development; uncertainties as to the future success of ongoing and planned clinical trials; and the unproven safety and efficacy of products under development. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially. Predix undertakes no obligation to publicly update forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law.
CONTACT:
Sheryl Seapy, Pure Communications
(949) 608-0841

EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix Pharmaceuticals. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.